
December 16, 2020

Jesse Timmermans
Chief Financial Officer
Revolve Group, Inc.
12889 Moore Street
Cerritos, California 90703

> **Re: Revolve Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2019**
> **Filed February 26, 2020**
> **Form 8-K Filed November 12, 2020**
> **File No. 001-38927**
> **Response Filed December 4, 2020**

Dear Mr. Timmermans:

We have reviewed your December 4, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 1, 2020 letter.

Form 10-K for the Year Ended December 31, 2019

Financial Statements
Note 10. Segment Information , page 96

1. In your response to our prior comment, you indicate that the product level information disclosed in your Form 8-K dated November 12, 2020 was based on internal management reporting systems, which operate separately from your general ledger system and do not provide information that would be in conformity with U.S. GAAP. Please tell us which disclosures in your third quarter press release relate to product level information that has not been prepared in accordance with U.S. GAAP. For example, you indicate in your press release that net sales of beauty products increased more than 100% year over year

for the second consecutive quarter. Also, please explain why you believe it is appropriate to describe factors responsible for changes in your revenues based on U.S. GAAP in your press release on the basis of product level disclosures that have not been prepared in accordance with U.S. GAAP.

2.   We note your response to our prior comment. Please expand on your explanation of why disclosure of revenues for each group of similar products and services, as specified in ASC 280-10-50-40, is impracticable. In this regard, you indicate that your internal management reporting systems, which the product level information you disclosed was based on, do not apply certain attributes of net revenue, such as shipping revenue, deferred revenue, and returns reserve on a product level basis, but that such attributes are recorded at the segment level. Please explain in further detail how these items are recorded in your accounting records, including why they are recorded at the segment level, rather than a lower level. Further, explain why it is impracticable to record these items at a lower level, so that ASC 280 product/service revenue disclosures can be provided. Additionally, you disclose in your third quarter press release that you attribute your lower return rates year over year in part to a "COVID-19 driven shift in mix to product categories with lower price points and lower return rates, such as beauty, and away from occasion wear, such as dresses, a category with a higher-than-average return rate." Please tell us how you are able to determine return rates for these product categories and the source of such information, including if it was derived from the same internal management reporting systems as your disclosed product level information.

You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker at (202) 551-3769, if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services